SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                            SK REALTY VENTURES, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                    78440Y109
                                 (CUSIP NUMBER)

                                  Eric Sheppard
                               SKRV Holdings, LLC
                       400 Arthur Godfrey Road, Suite 200
                           Miami Beach, Florida 33140
                                  (305)673-3707

                                 with a copy to:
                              Joseph Cannella, Esq.
                             Eaton & Van Winkle LLP
                            3 Park Avenue, 16th Floor
                            New York, New York 10016
                      -------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 27, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 9 Pages

                                  SCHEDULE 13D
------------------- ------------------------------------------------------------
        1           NAMES OF REPORTING PERSON:

                    Eric Sheppard

                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (SEE INSTRUCTIONS):
                    (a) |X|
                    (b) |_|
------------------- ------------------------------------------------------------
        3           SEC USE ONLY:
------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
------------------- ------------------------------------------------------------
        5           CHECK IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e): |_|
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:

                    United States of America
-------------------------- ---------- ------------------------------------------
                               7      SOLE VOTING POWER: 0
NUMBER OF SHARES           ---------- ------------------------------------------
BENEFICIALLY OWNED BY          8      SHARED VOTING POWER: 1,541,800*
EACH REPORTING PERSON      ---------- ------------------------------------------
WITH                           9      SOLE DISPOSITIVE: 0
                           ---------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER: 1,541,800*
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON: 1,541,800
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (SEE INSTRUCTIONS): [ ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.32%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
------------------- ------------------------------------------------------------



* Owned by SKRV Holdings, LLC ("SKRV"). Mr. Sheppard is one of the two members and one of two managers of SKRV Holdings, LLC.

                                Page 2 of 9 Pages

------------------ -------------------------------------------------------------
        1          NAMES OF REPORTING PERSON:

                   Phillip Wolman

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS):

                   (a) |X|
                   (b) |_|
------------------ -------------------------------------------------------------
        3          SEC USE ONLY:
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
------------------ -------------------------------------------------------------
        5          CHECK IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e): |_|
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:

                   United States of America
-------------------------- ---------- ------------------------------------------
                               7      SOLE VOTING POWER: 0
NUMBER OF SHARES           ---------- ------------------------------------------
BENEFICIALLY OWNED BY          8      SHARED VOTING POWER: 1,541,800*
EACH REPORTING PERSON      ---------- ------------------------------------------
WITH                           9      SOLE DISPOSITIVE: 0
                           ---------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER: 1,541,800*
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON: 1,541,800
------------------ -------------------------------------------------------------
       12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES (SEE INSTRUCTIONS):
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.32%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IND
------------------ -------------------------------------------------------------



* Owned by SKRV Holdings, LLC. Mr. Wolman is one of the two members and one of two managers of SKRV Holdings, LLC.

                                Page 3 of 9 Pages

------------------ -------------------------------------------------------------
        1          NAMES OF REPORTING PERSON:

                   SKRV Holdings, LLC

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   26-0609765
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS):

                   (a) |X|
                   (b) |_|
------------------ -------------------------------------------------------------
        3          SEC USE ONLY:
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
------------------ -------------------------------------------------------------
        5          CHECK IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e): |_|
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Florida
------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER: 0
NUMBER OF SHARES          -------- ---------------------------------------------
BENEFICIALLY OWNED BY     8        SHARED VOTING POWER: 1,541,800*
EACH REPORTING PERSON     -------- ---------------------------------------------
WITH                      9        SOLE DISPOSITIVE: 0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER: 1,541,800*
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON: 1,541,800
------------------ -------------------------------------------------------------
       12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES (SEE INSTRUCTIONS):
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.32%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  OO
------------------ -------------------------------------------------------------



* Owned by SKRV Holdings, LLC. Mr. Sheppard and Mr. Wolman are sole members and managers of SKRV Holdings, LLC.

                                Page 4 of 9 Pages

Item 1.  SECURITY AND ISSUER:

         This statement relates to shares of common stock, $.0001 par value (the "Shares"), of SK Realty Ventures, Inc., a Nevada corporation (the "Company").

         The principal offices of the Company are located at 585 Stewart Avenue, Suite 760, Garden City, New York 11530.

Item 2.  IDENTITY AND BACKGROUND:

      (a.)  This statement is filed by:

            (i)   Eric Sheppard, an individual ("Mr. Sheppard").

            (ii)  Mr. Phillip Wolman, an individual ("Mr. Wolman")

            (iii) SKRV Holdings, LLC, a Florida limited liability company
                  ("SKRV"), Mr. Sheppard and Mr. Wolman are the sole members and managers of SKRV.

         The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons". Each Reporting Person disclaims beneficial ownership of Shares held by each other Reporting Person; except that Mr. Sheppard and Mr. Wolman do not disclaim beneficial ownership of Shares attributable to their pro rata ownership of their membership interests in SKRV.

      (b.)  The address of the business office of each Reporting Person is:

            Mr. Sheppard, Mr. Wolman & SKRV: 400 Arthur Godfrey Road, Suite 200, Miami Beach, Florida 33140.

      (c.)  The principal business of each of the Reporting Persons is:

            SKRV is an entity formed by Mr. Sheppard and Mr. Wolman to acquire the shares.

            Mr. Sheppard is self employed and engaged in the real estate development business.

            Mr. Wolman is self employed and engaged in the real estate development business.


      (d.) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e.) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                Page 5 of 9 Pages

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         SKRV acquired the Shares with working capital provided by Mr. Sheppard and Mr. Wolman from their personal funds.


Item 4.  PURPOSE OF TRANSACTION:

         The Reporting Persons acquired beneficial ownership of the Shares to which this Schedule 13D relates for investment purposes. On July 27, 2007, SKRV acquired 2 million Shares from Richard Miller and 541,800 Shares from other individuals. Such purchases were effected simultaneously with purchases by Canim, LLC and Core Development Holdings Corporation, which are unrelated persons controlled by Claudio Osorio and Engin Yesil, respectively. In connection with these purchases, an aggregate 77.37% of the Company's common stock was acquired, as described in the 8-K filed by the Company on August 1, 2007 and new officers and directors of the Company were appointed as described in the Form 8-K. The Company will likely engage in acquisitions and other investments in the real estate business to expand its operations. Such transactions may require financing which may in turn result in the issuance of additional debt or equity securities by the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER:

         The percentages used in this Item 5 are calculated based upon 13,625,240 Shares issued and outstanding as of May 21, 2007 as reported in the Company's Form 10-Q for the quarterly period ended March 31, 2007.

      (a.) The aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth below:

------------------------------------ --------------------------------- --------------------------------
Reporting Person                     Number of Shares Beneficially     Percent of Shares Outstanding
                                     Owned                             as of July 27, 2007
------------------------------------ --------------------------------- --------------------------------
Eric Sheppard                        1,541,800                         11.32%
------------------------------------ --------------------------------- --------------------------------
Phillip Wolman                       1,541,800                         11.32%
------------------------------------ --------------------------------- --------------------------------
SKRV Holdings, LLC                   1,541,800                         11.32%
------------------------------------ --------------------------------- --------------------------------

      (b.)  (i)   Mr. Sheppard has shared power to vote and to dispose of
                  1,540,800 Shares with Mr. Wolman and SKRV of which he is one of two members and one of two managers.

            (ii) Mr. Wolman has the shared power to vote and to dispose of 1,541,800 Shares with Mr. Sheppard and SKRV of which he is one of two members and one of the two managers.


                                Page 6 of 9 Pages

            (iii) SKRV has the shared power to vote and dispose of 1,541,800
                  Shares with Mr. Sheppard and Mr. Wolman, its sole members and managers.

      (c.) SKRV acquired the 2,000,000 Shares of common stock owned by Richard Miller on July 27, 2007 from Richard Miller for $20,000. SKRV simultaneously purchased 541,800 Shares from other persons for $184,133 and paid outstanding company liabilities of $73,173.40.

      (d.)  Not applicable.


      (e.)  Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         The information provided in Item 4. of this Schedule 13D in incorporated herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit A: Joint Filing Agreement

         Exhibit B: Stock Purchase Agreement



















                                Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2007

                                              /s/ Eric Sheppard
                                              -------------------------------
                                              Eric Sheppard


                                              /s/ Phillip Wolman
                                              -------------------------------
                                              Phillip Wolman


                                              SKRV HOLDINGS, LLC

                                              By:
                                                 ----------------------------
                                              Name:  Eric Sheppard
                                              Title: Manager





















                                Page 8 of 9 Pages

                                    Exhibit A

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13d-1 (k) (1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of amendments to such Schedule, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         Date: August 6, 2007




                                              -------------------------------
                                              Eric Sheppard



                                              -------------------------------
                                              Phillip Wolman


                                              SKRV HOLDINGS, LLC

                                              By:
                                                 ----------------------------
                                              Name:  Eric Sheppard
                                              Title: Manager





                                Page 9 of 9 Pages